SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 8, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01.   Other events of importance to security holders.

On February 8, 2005, the Petroleum Development Closes Record First 2005 Partnership . Company issued a news release stating that its first 2005 drilling Partnership closed with approximately $40 million in subscriptions.

EXHIBIT INDEX

On February 8, 2005, the Petroleum Development Closes Record First 2005 Partnership . Company issued a news release stating that its first 2005 drilling Partnership closed with approximately $40 million in subscriptions.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date February 8, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer